AB 3/03/03

03002827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED FEB 24 2003 WASH. D.C. 165 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDGRAIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 FRANKLIN AVENUE
(No. and Street)

GARDEN CITY	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL CHINCHAR 516-742-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

OATH OR AFFIRMATION

I, PAUL CHINCHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDGRAIN SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

4HF-600893 4HF-604432 4HF-601792
4HF-700032 4HF-701378 4HF-700941
4HF-500333 4HF-891013 4HF-700156
4HF-700107

Paul R. Chinchar
Signature

PRESIDENT
Title

Barbara Lynn Harland
Notary Public

BARBARA LYNN HARLAND
NOTARY PUBLIC STATE OF NY
NO. 01HA6034802
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 12-20-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Sandgrain Securities, Inc.:

We have audited the accompanying statement of financial condition of Sandgrain Securities, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandgrain Securities, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

January 21, 2003

Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

SANDGRAIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	77,994
Receivable from clearing organization		216,882
Deposit with clearing organization		100,000
Securities owned:		
Marketable, at market value		21,538
Not readily marketable, at estimated fair value		3,300
Employee loans		122,985
Furniture and equipment, net of accumulated depreciation of $182,280		134,592
Receivable from parent		43,539
Prepaid expenses and other assets		96,461
TOTAL ASSETS	$	817,291

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Commission payable	$	130,688
Accounts payable and accrued expenses		42,537
TOTAL LIABILITIES		173,225
Commitments and contingencies		
Subordinated borrowings		250,000
Shareholder's equity:		
Common stock, no par value, authorized 200 shares, 10 shares issued and outstanding		1,000
Additional paid-in capital		187,875
Retained earnings		205,191
TOTAL SHAREHOLDER'S EQUITY		394,066
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	817,291

The accompanying notes are an integral part of this financial statement.

SANDGRAIN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Sandgrain Securities, Inc. (the "Company"), a wholly owned subsidiary of United Business Owners, Inc., was incorporated under the laws of the State of New York in October 1989. The Company conducts business as a broker-dealer in securities and received approval from the Securities and Exchange Commission in 1990 to conduct such business. During 1992, the Company became a member of the National Association of Securities Dealers, Inc. and commenced business during 1993.

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records proprietary securities transactions and commission revenue and related expenses on a settlement date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade date basis.

(b) Marketable securities and money market funds are stated at quoted market values. Securities owned that are not readily marketable are valued at fair value as determined by management.

(c) Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

(d) The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

NOTE 2 - CONTINUED

(e) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents primarily the net of commissions receivable for customer transactions generated in December 2002 and received in January 2003, and residual balances of the Company's proprietary trading activity executed by the Company through the clearing organization. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - INCOME TAXES

For the year ended December 31, 2002, the Company incurred a net operating loss for Federal income tax purposes of approximately $280,000. Therefore, there is no provision for Federal income tax for the year. The Company is included with its Parent in a consolidated tax return, which has elected to carryback this loss to prior years to the extent possible in accordance with current tax law. The resulting tax benefit of approximately $83,000 for the Company's net operating loss is its share of the consolidated tax benefit for 2002. The difference between the above Federal income tax benefit and the benefit on the statement of operations is minimum state taxes for the year. The Company has recorded a receivable from the Parent for its share of the tax benefit, net of amounts already received, which amount is reflected in the financial statements at December 31, 2002.

NOTE 5 - SUBORDINATED LOAN AGREEMENT

At December 31, 2002, the Company had borrowings of $250,000 from its Parent which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordination agreement is subject to the rules and regulations of the Securities and Exchange Commission, and thus, the borrowings are available in computing net capital as defined. The agreement is scheduled to mature on July 31, 2006, unless extended. The loan is interest bearing at a rate of 9.60% per annum. During 2002, the Company paid its Parent $24,000 in interest on the loan.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease which expires May, 2010. Future minimum annual payments required as of December 31, 2002 over the term of the current lease are as follows:

Year ended December 31	Minimum lease payments
2003	$231,907
2004	240,025
2005	248,426
2006	257,261
2007	266,120
Through May 2010	680,986
Total	$1,944,725

The Company is named in several complaints brought by customers relating to securities transactions. These claims, in the aggregate, approximate $662,000. The Company is fully indemnified against any losses that may result from these allegations and accordingly does not expect any material adverse affect on the financial condition of the Company.

NOTE 7 - EMPLOYEE LOANS

The employee loans are supported by non-interest bearing promissory notes that mature between 2004 and 2006.

NOTE 8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $239,107 which was $139,107 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.72 to 1. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.

SANDGRAIN SECURITIES, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

SANDGRAIN SECURITIES, INC.

INDEX